SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                                   Ecolab Inc.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    278865100
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                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 30, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 8 (this "Amendment") amends and supplements the
Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction.

         On November 30, 2001, Henkel and Ecolab completed the Proposed Sale. In connection with the closing of the Proposed Sale, the parties executed the Proposed Amended Stockholder's Agreement, in the form previously filed as an Exhibit to, and described in, Amendment No. 5 to the Schedule 13D (which shall be referred to as the "Amended Stockholder's Agreement").

         Henkel intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, Henkel's overall relationship with Ecolab, and other general market and investment conditions, Henkel may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Amended Stockholder's Agreement and applicable law.

         Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2001
                                             Henkel KGaA



                                             By: /s/ Dr. Carl Braun
                                                 -------------------------------
                                                 Dr. Carl Braun
                                                 Vice President



                                             By: /s/ Thomas-Gerd Kuhn
                                                 -------------------------------
                                                 Thomas-Gerd Kuhn
                                                 Senior Corporate Counsel


                                             HC Investments, Inc.



                                             By: /s/ James E. Ripka
                                                 -------------------------------
                                                 James E. Ripka
                                                 President

                                  Exhibit Index

Exhibit 1         Stock Purchase Agreement by and among HC
                  Investments, Inc., Henkel KGaA and Ecolab Inc. dated
                  as of December 11, 1989                                  (i)

Exhibit 2         Amendment No. 1 to Stock Purchase Agreement by and
                  among HC Investments, Inc., Henkel KGaA and Ecolab
                  Inc. dated as of December 11, 1989                       (i)

Exhibit 3         Confidentiality Agreement between Henkel KGaA and
                  Ecolab Inc. dated November 13, 1989                      (i)

Exhibit 4         Press Release issued by Ecolab Inc. and Henkel KGaA
                  on December 11, 1989                                     (i)

Exhibit 5         Amendment No. 2 to Stock Purchase Agreement by and
                  among HC Investments, Inc., Henkel KGaA and Ecolab
                  Inc. dated as of September 11, 1990                      (ii)

Exhibit 6         Umbrella Agreement by and between Henkel KGaA and
                  Ecolab Inc. dated as of September 11, 1990               (ii)

Exhibit 7         Joint Venture Agreement by and between Henkel KGaA
                  and Ecolab Inc. dated as of September 11, 1990           (ii)

Exhibit 8         Stockholder's Agreement between Henkel KGaA and
                  Ecolab Inc. dated as of September 11, 1990               (ii)

Exhibit 9         Amendment No. 3 to Stock Purchase Agreement by and
                  among HC Investments, Inc., Henkel KGaA and Ecolab
                  Inc. dated as of March 8, 1991                           (iii)

Exhibit 10        First Amendment to the Umbrella Agreement by and
                  between Henkel KGaA and Ecolab Inc. dated as of
                  March 8, 1991                                            (iii)

Exhibit 11        First Amendment to the Joint Venture Agreement by
                  and between Henkel KGaA and Ecolab Inc. dated as of
                  March 8, 1991                                            (iii)

Exhibit 12        First Amendment to the Stockholder's Agreement
                  between Henkel KGaA and Ecolab Inc. dated as of
                  March 8, 1991                                            (iii)

Exhibit 13        Amended and Restated Umbrella Agreement by and
                  between Henkel KGaA and Ecolab Inc. dated as of June
                  26, 1991                                                 (iv)

Exhibit 14        Amended and Restated Joint Venture Agreement by and
                  between Henkel KGaA and Ecolab Inc. dated as of June
                  26, 1991                                                 (iv)

Exhibit 15        Amended and Restated Stockholder's Agreement between
                  Henkel KGaA and Ecolab Inc. dated as of June 26,
                  1991                                                     (iv)

Exhibit 16        Press Release issued by Ecolab Inc. and Henkel KGaA
                  on July 11, 1991                                         (iv)

Exhibit 17        Amendment No. 1 to Amended and Restated
                  Stockholder's Agreement between Henkel KGaA and
                  Ecolab Inc. dated as of June 30, 2000                    (v)

Exhibit 18        Master Agreement, dated as of December 7, 2000,
                  between Ecolab Inc. and Henkel KGaA                      (v)

Exhibit 19        Form of Second Amended and Restated Stockholder's
                  Agreement                                                (v)

Exhibit 20        Purchases of Common Stock from December 14, 2000
                  through October 5, 2001                                  (vi)

Exhibit 21        Purchases of Common Stock from October 9, 2001
                  through November 23, 2001                                (vii)

(i)    Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.

(ii) Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

(iii) Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

(iv) Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

(v) Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.

(vi) Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.

(vii) Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.